FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended September 30, 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

QUARTERLY REPORT
Quarter Ended September 30, 2004

Currency of Presentation and Certain Defined Terms

     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. Reference to “ADS” are to our American Depository Shares, to the “FASB” means the Financial Accounting Standards Board, to “SFAS” means Statements of Financial Accounting Standards, to “SAB” means Staff Accounting Bulletin and to the “EITF” means the Emerging Issues Task Force.

     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.

     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2004 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.45.91 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking and Cautionary Statement

     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and where otherwise stated)

	As of March 31,		As of September 30,
	2004		2004		2004
					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	4,376,235	Rs.	5,534,899	U.S.$	120,560
Investment securities		2,536,223		1,085,026		23,634
Accounts receivable, net of allowances		3,730,139		4,092,728		89,147
Inventories		3,031,651		3,762,291		81,949
Deferred income taxes		152,220		169,705		3,696
Other current assets		1,842,471		1,536,998		33,479

Total current assets		15,668,939		16,181,647		352,465

Property, plant and equipment, net		6,331,135		6,799,046		148,095
Investment securities		1,563,875		1,588,446		34,599
Goodwill and intangible assets		2,665,620		3,025,524		65,901
Other assets		389,734		360,653		7,856

Total assets	Rs.	26,619,303	Rs.	27,955,316	U.S.$	608,916

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks		320,582		1,432,279	U.S.$	31,198
Current portion of long-term debt		152,658		5,920		129
Trade accounts payable		2,174,295		2,258,837		49,201
Accrued expenses		1,244,082		1,324,379		28,847
Other current liabilities		674,058		727,561		15,848

Total current liabilities		4,565,675		5,748,976		125,223

Long-term debt, excluding current portion		31,065		28,105		612
Deferred income taxes		571,558		627,227		13,662
Other liabilities		411,647		173,738		3,784

Total liabilities	Rs.	5,579,945	Rs.	6,578,046	U.S.$	143,281

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,518,949 shares and 76,518,949 shares as of March 31, 2004 and September 30, 2004 respectively	Rs.	382,595	Rs.	382,595	U.S.$	8,334
Additional paid-in capital		10,089,152		10,089,152		219,759
Equity-options outstanding		256,748		315,676		6,876
Retained earnings		10,229,672		10,488,507		228,458
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(106)
Accumulated other comprehensive income		86,073		106,222		2,314

Total stockholders’ equity		21,039,358		21,377,270		465,634

Total liabilities and stockholders’ equity	Rs.	26,619,303	Rs.	27,955,316	U.S.$	608,916

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data and where otherwise stated)

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004		2004
									Convenience
									translation into
									U.S.$
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.259,641, Rs. 201,585 Rs.418,045 and Rs. 437,326 for the three months ended September 30, 2003 and 2004 and six months ended September 30, 2003 and 2004 respectively)	Rs.	5,376,709		5,399,845	Rs.	10,188,347	Rs.	10,255,877	U.S.$	223,391
License fees		—		7,523		—		259,383		5,650

		5,376,709		5,407,368		10,188,347		10,515,260		229,041
Cost of revenues		2,454,199		2,440,245		4,615,841		4,922,596		107,223

Gross profit		2,922,510		2,967,123		5,572,506		5,592,664		121,818
Operating expenses:
Selling, general and administrative expenses		1,471,492		1,729,268		2,935,374		3,374,318		73,499
Research and development expenses		490,392		626,648		816,344		1,152,056		25,094
Amortization expenses		95,453		87,374		191,697		175,981		3,833
Foreign exchange (gain)/loss		(97,321)		48,598		(175,512)		371,255		8,087

Total operating expenses		1,960,016		2,491,888		3,767,903		5,073,610		110,512

Operating income		962,494		475,235		1,804,603		519,054		11,306
Equity in loss of affiliates		(13,080)		(15,534)		(27,294)		(26,923)		(586)
Other (expense)/income, net		169,013		137,086		309,908		248,784		5,419

Income before income taxes and minority interest		1,118,427		596,787		2,087,217		740,915		16,138
Income taxes		(189,529)		(84,526)		(366,731)		(59,896)		(1,305)
Minority interest		—		4,766		—		9,430		205

Net income	Rs.	928,898	Rs.	517,027	Rs.	1,720,486	Rs.	690,449	U.S.$	15,039

Earnings per equity share
Basic		12.14		6.76		22.49		9.02		0.20
Diluted		12.14		6.75		22.49		9.02		0.20
Weighted average number of equity shares used in computing earnings per equity share
Basic		76,515,948		76,518,949		76,515,948		76,518,949		76,518,949
Diluted		76,515,948		76,565,262		76,515,948		76,542,106		76,542,106

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and where otherwise stated )

								Equity Shares held by a
	Equity Shares							Controlled Trust
											Accumulated
				Additional							Other		Equity-
	No. of			Paid In		Comprehensive		No. of			Comprehensive		options		Retained		Total Stockholders’
	shares	Amount		Capital		Income		Shares	Amount		Income		outstanding		Earnings		Equity
Balance as of March 31, 2004	76,518,949	Rs.	382,595	Rs.	10,089,152			41,400	Rs.	(4,882)	Rs.	86,073	Rs.	256,748	Rs.	10,229,672	Rs.	21,039,358
Dividend paid	—		—		—		—	—		—		—		—		(431,614)		(431,614)
Comprehensive income	—		—		—		—	—		—		—				—		—
Net income	—		—		—	Rs.	690,449	—		—		—				690,449		690,449
Translation adjustment	—		—		—		15,423	—		—		15,423				—		15,423
Unrealized gain on investments, net of tax	—		—		—		4,726	—		—		4,726				—		4,726

Comprehensive income	—		—		—	Rs.	710,598	—		—		—				—		—

Application of SFAS 123	—		—		—			—		—		—		58,928		—		58,928

Balance as of September 30, 2004	76,518,949	Rs.	382,595	Rs.	10,089,152			41,400	Rs.	(4,882)	Rs.	106,222	Rs.	315,676	Rs.	10,488,507	Rs.	21,377,270

Convenience translation into US$		US$	8,334	US$	219,759				US$	(106)	US$	2,314	US$	6,876	US$	228,458	US$	465,634

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and where otherwise stated)

	Six months ended September 30,
	2003		2004		2004
					Convenience
					translation into
					U.S.$
Cash flows from operating activities:
Net income	Rs.	1,720,486	Rs.	690,449	U.S.$	15,039
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax benefit		30,393		49,955		1,088
Gain on sale of investments		(2,033)		(47,716)		(1,039)
Depreciation and amortization		541,826		621,109		13,529
Deferred revenue		—		(235,201)		(5,123)
Loss/(profit) on sale of property, plant and equipment		4,962		(5,882)		(128)
Equity in loss of affiliates		27,294		26,923		586
Unrealized exchange (gain)/loss on remeasurement		(182,716)		78,531		1,711
Interest receivable on investment		—		(42,299)		(921)
Employees stock based compensation		49,303		58,929		1,284
Minority interest		—		(9,430)		(205)
Changes in operating assets and liabilities:
Accounts receivable		(661,849)		(224,428)		(4,888)
Inventories		(352,413)		(709,448)		(15,453)
Other assets		19,601		110,963		2,417
Trade accounts payable		582,180		(98,367)		(2,143)
Accrued expenses		27,576		66,711		1,453
Other liabilities		131,139		96,948		2,112

Net cash provided by operating activities		1,935,749		427,747		9,317

Cash flows from investing activities:
Expenditure on property, plant and equipment, net of proceeds from sale		(1,159,886)		(846,125)		(18,430)
Purchase of investment securities, net of proceeds from sale		(38,079)		1,499,810		32,668
Expenditure on intangible assets		(37,169)		(528,481)		(11,511)
Cash paid for acquisition, net of cash acquired		(9,453)		—		—

Net cash used in investing activities		(1,244,587)		125,204		2,727

Cash flows from financing activities:
Proceeds from/(repayments of) borrowing from banks, net		91,893		1,066,363		23,227
Repayment of long-term debt		(8,113)		(154,516)		(3,366)
Dividends		(431,598)		(431,615)		(9,401)

Net cash provided by/(used in) financing activities		(347,818)		480,232		10,460

Effect of exchange rate changes on cash		(20,554)		125,481		2,733

Net increase / (decrease) in cash and cash equivalents during the period		322,790		1,158,664		25,238
Cash and cash equivalents at the beginning of the period		7,273,398		4,376,235		95,322

Cash and cash equivalents at the end of the period	RS.	7,596,188	Rs.	5,534,899	U.S.$	120,560

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	5,398	Rs.	64,635	U.S.$	1,408
Income taxes		183,354		—		—

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1. Basis of preparation of financial statements

     The accompanying unaudited interim condensed consolidated balance sheets as of September 30, 2004, and consolidated statements of income and statements of cash flows for the three months and six ended September 30, 2003 and 2004, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2004, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein. The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

2. Interim information

     These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2004. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.

3. Convenience translation

     The accompanying unaudited interim consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of September 30, 2004 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2004 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.45.91. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

4. Stock based compensation

     Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”) uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended September 30,
	2003	2004
Dividend yield	0.5%	0.7%
Expected life	42-78 months	42-78 months
Risk free interest rates	5.2 - 6.8%	4.5 - 6.8%
Volatility	49.8-50.7%	44.5 - 50.7%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

4. Stock based compensation (continued)

     Dividend yield assumption has not been considered for determining the fair value in respect of options issued by the Company’s subsidiaries, as these companies are not listed and have not declared dividends.

     At September 30, 2004, the Company had three stock-based employee compensation plans, which are described more fully in Note 11 including two stock based employee compensation plans in Aurigene Discovery Technologies Ltd. The Company has accounted for these plans under SFAS 123, using the Black-Scholes option pricing model to determine the fair value of each option grant.

5. Acquisition of Trigenesis Therapeutics, Inc.

     On April 27, 2004, the Company acquired the entire share capital of Trigenesis Therapeutics, Inc. (“Trigenesis”) for a total consideration of Rs.496,715 (U.S.$ 11,000).

     Trigenesis is a U.S. based research company specializing in the dermatology field. As a result of the acquisition, DRL has acquired certain technology platforms and marketing rights. The acquisition has been accounted for as a purchase of intangible assets as Trigenesis did not meet the definition of a business as described in EITF Issue No. 98-3, and accordingly the transaction did not meet the definition of a business combination.

     The total purchase consideration has been allocated to the acquired assets as of September 30, 2004 based on estimates and preliminary valuation assessments.

Technology rights and licenses	Rs.443,522	(U.S.$9,822)
Marketing rights and licenses	Rs.53,193	(U.S.$1,178)

     The final allocation of the total purchase consideration based on an independent valuation exercise is expected to be completed by March 31, 2005, which may result in certain adjustments to the allocation set out above.

6. Variable interest entities

     On January 30, 2004, the Company along with two individuals formed APR, LLC, a Delaware limited liability company (“APR”). APR is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient (API). Equity capital of APR consists of Class A equity interests, which are held by two individuals and Class B equity interests held by DRL. The initial contribution for the Class A interests was U.S.$400 (Rs.17,487) in cash. Class A interests participate in the profits and losses of APR in the normal course of business. DRL contributed U.S.$500 (Rs.21,859) in cash for its Class B interests, which was used to acquire intellectual property rights.

     Further, DRL has entered into a development and supply agreement under which DRL and APR will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of the agreement, DRL is committed to fund the entire research and development of API. This amount is repayable upon successful commercialization of the product. Under this agreement, the Company has paid U.S.$670 (Rs.29,291) as of March 31, 2004. The Company further advanced a sum of U.S.$814 (Rs.38,965) during the six months ended September 30, 2004.

     The Company has evaluated this transaction and believes that APR meets the criteria to be a variable interest entity and that the Company, being the primary beneficiary, is required to consolidate APR

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

6. Variable interest entities (continued)

under the requirements of FIN 46R. Accordingly, on January 30, 2004, the Company recorded the assets, liabilities and the non-controlling interest at a fair value of U.S.$900 (Rs.39,346). The carrying value of the investment as of March 31, 2004 and as of September 30, 2004 is U.S.$368 (Rs.16,331) and U.S.$742 (Rs.33,815)

7. Deferred revenue

     The Company had, pursuant to an agreement entered into with Novartis Pharma AG (Novartis), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, during the year ended March 31, 2002 the Company received Rs.235,550 (U.S.$5 million) as an up-front license fees. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with its accounting policy proportionately upon the receipt of stated milestones. In June 2003, Novartis decided to discontinue further development of the compound but continued its collaboration with the Company for an additional dual acting insulin sensitizer compound (the backup compound). Under the terms of the agreement, Novartis had the rights for the backup compound, which the company was in the process of developing. The agreement with Novartis for the further development of the compound expired on May 30, 2004 and, accordingly, the Company recognized the amount of Rs.235,550 (U.S.$5 million) as license fees during the six months ended September 30, 2004.

8. Goodwill and intangible assets

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate amounting to Rs.181,942) and other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.

     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8. Goodwill and intangible assets (continued)

     The following table presents the changes in goodwill during the year ended March 31, 2004 and six months ended September 30, 2004:

	Year ended		Six months ended
	March 31, 2004		September 30, 2004
Balance at the beginning of the period	Rs.	1,550,419	Rs.	1,704,492
Acquired during the period		154,073		23,355

Balance at the end of the period	Rs.	1,704,492	Rs.	1,727,847

     The following table presents acquired and amortized intangible assets as at March 31, 2004 and September 30, 2004:

	As of March 31, 2004				As of September 30, 2004
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization
Trademarks	Rs.	2,565,733	Rs.	1,519,357	Rs.	2,572,358	Rs.	1,680,272
Technology-based intangibles		—		—		443,883		—
Non-compete arrangements		110,624		92,082		111,605		95,638
Marketing know-how		80,000		80,000		80,000		80,000
Customer related intangibles		122,497		48,328		126,418		62,051
Marketing rights		—		—		61,148		924
Others		7,857		3,874		8,108		5,015

	Rs.	2,886,711	Rs.	1,743,641	Rs.	3,403,520	Rs.	1,923,900

     The aggregate amortization expense for the three months and six months ended September 30, 2003 and 2004 was Rs.95,453, Rs.87,374, Rs.191,697 and Rs.175,981 respectively.

     Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2005	Rs.	176,598
2006		303,572
2007		315,270
2008		230,198
2009		102,643

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8. Goodwill and intangible assets (continued)

     The intangible assets (net of amortization) as of September 30, 2004 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and
	Formulations		Intermediates		Generics		Drug Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	290,611	Rs.	90,437	Rs.	1,727,847
Trademarks		779,301		—		112,786		—		892,086
Technology-based intangibles		—		—		443,883				443,883
Non-compete arrangements		—		—		15,967		—		15,967
Customer related intangibles		—		—		64,367		—		64,367
Marketing rights		—		—		60,224		—		60,224
Others		—		—		3,093		—		3,093

	Rs.	1,129,075	Rs.	997,025	Rs.	990,931	Rs.	90,437	Rs.	3,207,467

     The intangible assets (net of amortization) as of March 31, 2004 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and				Drug
	Formulations		Intermediates		Generics		Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	267,256	Rs.	90,437	Rs.	1,704,492
Trademarks		915,295		—		131,081		—		1,046,376
Non-compete arrangements		—		—		18,542		—		18,542
Customer related intangibles		—		—		74,169		—		74,169
Others		—		—		3,983		—		3,983

	Rs.	1,265,069	Rs.	997,025	Rs.	495,031	Rs.	90,437	Rs.	2,847,562

9. Property, plant and equipment, net

     Property, plant and equipment consist of the following:

	As of March 31,		As of September 30,
	2004		2004
Land	Rs.	443,829	Rs.	516,475
Buildings		1,737,594		1,940,574
Plant and machinery		5,504,888		6,243,027
Furniture, fixtures and equipment		648,935		695,017
Vehicles		175,166		216,171
Computer equipment		352,615		387,394
Capital work-in-progress		1,008,076		764,306

		9,871,103		10,762,964
Accumulated depreciation		(3,539,968)		(3,963,918)

	Rs.	6,331,135	Rs.	6,799,046

Depreciation expense for the three months and six months ended September 30, 2003 and 2004 was Rs.178,272, Rs.237,957, Rs.350,129 and Rs.445,128 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

10. Inventories

     Inventories consist of the following:

	As of March 31,		As of September 30,
	2004		2004
Raw materials	Rs.	907,855	Rs.	1,280,424
Stores and spares		262,461		304,686
Work-in-process		987,318		1,114,427
Finished goods		874,017		1,062,754

	Rs.	3,031,651	Rs.	3,762,291

     During the period ended March 31, 2004 and September 30, 2004, the Company recorded an inventory write-down of Rs.31,898 and Rs.41,493 respectively. These write-downs resulted from a decline in the market value of certain finished goods and write-downs of certain raw materials and these amounts are included in cost of goods sold.

11. Employee stock incentive plans

     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and employees of all its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock options grants in two categories:

     Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

     Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

     The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

     Stock option activity under the DRL 2002 Plan is as follows:

	Three months ended September 30, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	897,433	Rs.	883-1,063.02	Rs.	915.71	70
Granted during the period	—		—		—
Forfeited during the period	(26,197)		883-1,063.02		935.19
Exercised during the period	—		—		—

Outstanding at the end of the period	871,236		883-1,063.02		949.24	67

Exercisable at the end of the period	274,640	Rs.	884-1,063.02	Rs.	976.77	53

	Six months ended September 30, 2003
						Weighted-
				Weighted-		average remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	543,871	Rs.	884-1,063.02	Rs.	995.42	68
Granted during the period	369,300		883		883	78
Forfeited during the period	(41,935)		883-1,063.02		935.19
Exercised during the period	—		—		—

Outstanding at the end of the period	871,236		883-1,063.02		949.24	67

Exercisable at the end of the period	274,640	Rs.	884-1,063.02	Rs.	976.77	53

	Three months ended September 30, 2004
						Weighted-
				Weighted-		average remaining
	Shares arising			average exercise		contractual life
	out of options	Range of exercise prices		price		(months)
Outstanding at the beginning of the period	1,305,608	Rs.	883-1,396	Rs.	943.14	71
Granted during the period	82,000		5-765		23.54	83
Forfeited during the period	(67,855)		883-1,063.02		906.48
Exercised during the period

Outstanding at the end of the period	1,319,753		5-1396		887.89	69

Exercisable at the end of the period	493,090	Rs.	883-1,063.02	Rs.	966.56	46

	Six months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	911,038	Rs.	883-1,396	Rs.	968.95	66
Granted during the period	493,600		5-885		741.89	86
Forfeited during the period	(84,885)		883-1,063.02		908.89
Exercised during the period

Outstanding at the end of the period	1,319,753		5-1,396		887.89	69

Exercisable at the end of the period	493,090	Rs.	883-1,063.02	Rs.	966.56	46

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

     The weighted average grant date fair values for options granted during the six months ended September 30, 2003 and 2004 are Rs.385 and Rs.441.59 respectively

     Reddy US Equity Ownership Plan 2000 (the “U.S. Plan”):

     In fiscal 2001, Reddy US Therapeutics Inc (“Reddy US”), a consolidated subsidiary, adopted the U.S. Plan to provide for issuance of stock options to its employees and certain related non-employees. When the U.S. Plan was established, Reddy US reserved 500,000 shares of its common stock for issuance under this plan. Under the U.S. Plan, stock options were granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options vested over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

     Stock option activity under the U.S. Plan is as follows:

	Three months ended September 30, 2003
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	293,500	US$	0.18	US$	0.18	80
Granted during the period	—		—		—
Forfeited during the period	(2,000)		—		—
Exercised during the period	291,500	US$	0.18	US$	0.18

Outstanding at the end of the period	—		—		—

Exercisable at the end of the period	—		—		—

	Six months ended September 30, 2003
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	293,500	US$	0.18	US$	0.18	83
Granted during the period	—		—		—
Forfeited during the period	(2,000)		—		—
Exercised during the period	291,500	US$	0.18	US$	0.18

Outstanding at the end of the period	—		—		—

Exercisable at the end of the period	—		—		—

     Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan (the "RUSTI Plan, 2000”):

     During the year ended March 31, 2004, the Company accelerated the vesting period of the options issued under the RUSTI Plan, 2000. As a result, all of the RUSTI options were vested and exercised by employees. Accordingly, there were no options outstanding under this plan during the three months and six months ended September 30, 2004.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

     Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the “Aurigene ESOP Plan”):

     In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.

     Stock option activity under the Aurigene ESOP Plan was as follows:

	Three months and six months ended September 30, 2003
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	200,000	Rs.	10	Rs.	10	71
Forfeited during the period	(14,005)		10		10	—

Outstanding at the end of the period	185,995	Rs.	10	Rs.	10	71

Exercisable at the end of the period	—		—		—	—

     The weighted average grant date fair values for options granted during the three months and six months ended September 30, 2003 was Rs.4.8.

	Three months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	407,368	Rs.	10	Rs.	10	67
Granted during the period	—				—	—
Forfeited during the period	(180,062)		10		10	—

Outstanding at the end of the period	227,306	Rs.	10	Rs.	10	65

Exercisable at the end of the period	—		—		—	—

	Six months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	169,188	Rs.	10	Rs.	10	65
Granted during the period	342,381		10		10	70
Forfeited during the period	(284,263)		10		10	—

Outstanding at the end of the period	227,306	Rs.	10	Rs.	10	65

Exercisable at the end of the period	—		—		—	—

     The weighted average grant date fair values for options granted during the three months and six months ended September 30, 2004 was Rs.4.29.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Management Plan”):

     In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest on the date of grant of the options.

     Stock option activity under the Management Plan was as follows:

	Three months and six months ended September 30, 2003
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	783,333	Rs.	10	Rs.	10	83
Forfeited during the period	—		—		—	—

Outstanding at the end of the period	783,333		10		10	83

Exercisable at the end of the period	783,333	Rs.	10	Rs.	10	83

     The weighted average grant date fair values for options granted during the three months and six months ended September 30, 2003 was Rs.4.3.

	Three months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	1,233,333	Rs.	10	Rs.	10	78
Granted during the period	—		—		—	—
Forfeited during the period	(233,333)		10		10	—

Outstanding at the end of the period	1,000,000		10		10	75

Exercisable at the end of the period	1,000,000	Rs.	10	Rs.	10	75

	Six moths ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	616,666	Rs.	10	Rs.	10	77
Granted during the period	616,667		10		10	67
Forfeited during the period	(233,333)		10		10	—

Outstanding at the end of the period	1,000,000		10		10	75

Exercisable at the end of the period	1,000,000	Rs.	10	Rs.	10	75

     The weighted average grant date fair values for options granted during the three months and six months ended September 30, 2004 was Rs.3.76.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

12. Employer Benefit Plans

     Gratuity benefits: In accordance with applicable Indian laws, the Company provides a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

     The components of net periodic benefit cost for the three months and six months ended September 30, 2003 and 2004 is as follows:

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004
Service cost	Rs.	3,966	Rs.	5,095	Rs.	7,932	Rs.	10,190
Interest cost		2,248		2,554		4,496		5,108
Expected return on plan assets		(2,158)		(2,617)		(4,316)		(5,234)
Amortization of transition Obligation / (Assets)		193		193		386		386
Recognised net actuarial (Gain) / Loss		220		72		440		144

Net amount recognised	Rs.	4,469	Rs.	5,297	Rs.	8,938	Rs.	10,594

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

13. Commitments and Contingencies

     Capital Commitments: As of March 31, 2004 and September 30, 2004, the Company had committed to spend approximately Rs.418,025 and Rs.336,361 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

     Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

     The Company has entered into a guarantee arrangement, which arose in transactions related to enhancing the credit standing and borrowings of its affiliate, Pathnet India Private Limited (“Pathnet”).

     Pathnet, an equity investee accounted for by the equity method, secured a loan facility of Rs.250 million from ICICI Bank Ltd. ( “ICICI Bank”). To enhance the credit standing of Pathnet, on December 14, 2001 the Company issued a corporate guarantee amounting to Rs.122.5 million in favor of ICICI Bank. The guarantee will expire in May 2008 and the liability of the Company may arise in case of non-payment or non-performance of other obligations of Pathnet under its loan facilities agreements with ICICI Bank.

     As of September 30, 2004, the Company does not believe that itwill be required to make payments under the guarantee. Thus, no liability has been accrued for a loss related to the Company’s obligation under this guarantee arrangement.

     Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Indian government notified Norfloxacin as a “‘specified product” and fixed the maximum selling price. In 1996, the Company filed a legal suit in the Andhra Pradesh High Court (the “High Court”) against the notification on the grounds that the rules of the DPCO were not complied with. The High Court had earlier granted an interim order in favor of the Company. In April 2004, the High Court issued an order dismissing the appeal of the Company. Hence, the Company made a provision of Rs.183,605 during the fiscal 2004, and Rs.9,903 during the six months ended September 30, 2004. However the High Court gave the Company an opportunity to seek a review of the order, which the Company filed. In October 2004, the review petitions were heard by the High Court and dismissed. Hence the Company is in the process of filing an appeal in the form of a Special Leave Petition in the Supreme Court of India. The Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the Indian government and makes provisions for the excess amount charged in subsequent periods. In the event that the Company is unsuccessful in the litigation, it will be required to remit the sale proceeds in excess of the maximum selling price to the Indian government.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

13. Commitments and Contingencies (continued)

     During the year ended March 31, 2004, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its product supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities have demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, have issued a penalty claim of Rs.70,000 against the company. The Company has filed an appeal against this notice with the appellate authorities. Pending resolution of this appeal, the ultimate liability of the Company is not ascertainable.

     Furthermore, during the six months ended September 30, 2004, the Authorities issued an additional notice on the vendor demanding Rs.84,804 from the vendor including a penalty of Rs.43,652. The Authorities, through the same notice, have issued a penalty claim of Rs.6,500 against the Company.

     The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company also has been named in the list of polluting industries.

     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favour.

     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

14. Segment reporting and related information

a) Segment information

     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

•	Formulations – Gross profit and revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics – Gross profit, and revenues by key products;

•	Critical care and biotechnology – Gross Profit; and

•	Drug discovery – Revenues and expenses.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

14. Segment reporting and related information (continued)

     The CODM does not review the total assets for each reportable segment. The property, plant and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with or allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, the Company believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

Formulations

     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months				Six months
	ended September 30,				ended September 30,
	2003		2004		2003		2004
Gastrointestinal	Rs.	432,376	Rs.	456,361	Rs.	806,491	Rs.	944,403
Cardiovascular		381,326		396,707		753,802		806,347
Pain control		502,888		441,313		833,022		848,449
Anti Infectives		276,082		341,337		519,393		553,082
Dermatology		87,144		124,954		168,617		210,485
Others		428,137		419,996		835,683		800,267

Revenues from external customers		2,107,953		2,180,668		3,917,007		4,163,033
Intersegment revenues[1]		1,477		2,857		7,741		7,521
Adjustments[2]		(139,069)		130,959		(132,373)		126,296

Total revenues	Rs.	1,970,361	Rs.	2,314,484	Rs.	3,792,375	Rs.	4,296,850

Cost of revenues	Rs.	694,065	Rs.	671,606	Rs.	1,263,281	Rs.	1,279,484
Intersegment cost of revenues[3]		84,072		97,926		143,437		147,451
Adjustments[2]		(72,480)		(37,566)		(92,099)		(40,094)

	Rs.	705,657	Rs.	731,966	Rs.	1,314,619	Rs.	1,386,841

Gross profit	Rs.	1,331,293	Rs.	1,413,993	Rs.	2,518,030	Rs.	2,743,619
Adjustments[2]		(66,589)		168,524		(40,274)		166,390

	Rs.	1,264,704	Rs.	1,582,518	Rs.	2,477,756	Rs.	2,910,009

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and are accounted for at the cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the formulations segment and is accounted for at the cost to the transferring segment.

     Active pharmaceutical ingredients and intermediates

     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

14. Segment reporting and related information (continued)

     The CODM reviews gross profit along with revenues by geographic segments and key products as performance indicators for the active pharmaceutical ingredients and intermediates segment on a consolidated basis (the “API Segment”).

     An analysis of gross profit for the API Segment is given below:

	Three months				Six months
	ended September 30,				ended September 30,
	2003		2004		2003		2004
Revenues from external customers	Rs.	1,881,523	Rs.	1,553,790	Rs.	3,384,707	Rs.	3,234,127
Intersegment revenues[1]		203,338		257,777		342,224		393,960
Adjustments[2]		(63,846)		9,616		(51,240)		133,665

Total revenues	Rs.	2,021,015	Rs.	1,821,183	Rs.	3,675,691	Rs.	3,761,752

Cost of revenues	Rs.	1,215,653	Rs.	1,100,908	Rs.	2,242,125	Rs.	2,361,031
Intersegment cost of revenues		1,477		2,857		7,741		7,521
Adjustments[2]		104,475		119,522		204,289		255,901

	Rs.	1,321,605	Rs.	1,223,287	Rs.	2,454,155	Rs.	2,624,453

Gross profit	Rs.	867,731	Rs.	707,802	Rs.	1,477,065	Rs.	1,259,535
Adjustments[2]		(168,321)		(109,906)		(255,529)		(122,236)

	Rs.	699,410	Rs.	597,896	Rs.	1,221,536	Rs.	1,137,299

(1)	Intersegment revenues is comprised of transfers to the formulations, generics and other segments and are accounted for at the cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

     An analysis of revenue by geography is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004
North America	Rs.	432,256	Rs.	522,836	Rs.	1,007,657	Rs.	1,043,207
India		662,144		559,964		1,143,664		1,179,614
Europe		526,276		217,240		652,462		570,514
Others		402,620		528,361		874,616		957,842

		2,023,296		1,828,401		3,678,399		3,751,177
Adjustments[1]		(2,281)		(7,218)		(2,708)		10,575

	Rs.	2,021,015	Rs.	1,821,183	Rs.	3,675,691	Rs.	3,761,752

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

14. Segment reporting and related information (continued)

     An analysis of revenues by key products for the three months ended September 30, 2003 and 2004 and six months ended September 30, 2003 and 2004 is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004
Ciprofloxacin hydrochloride	Rs.	224,201	Rs.	150,406	Rs.	460,449	Rs.	380,495
Ranitidine hydrochloride Form 1		136,988		148,957		288,218		258,439
Ramipril		389,003		139,504		457,135		414,553
Ibuprofen		92,055		112,809		206,765		236,266
Naproxen sodium		109,407		108,135		224,879		248,701
Atorvastatin		39,091		84,738		68,588		163,893
Naproxen		53,073		83,186		87,791		125,534
Nizatidine		32,089		72,523		81,149		128,371
Amlodipine maleate		12,246		71,024		12,393		71,926
Ranitidine HCl Form 2		75,447		66,100		127,933		139,496
Losartan potassium		81,183		49,398		121,887		113,054
Doxazosin mesylate		10,704		45,585		60,219		78,833
Ofloxacin		—		38,388		26		45,807
Norfloxacin		19,931		36,054		32,194		80,878
Sparfloxacin		65,695		32,774		100,392		63,153
Others		679,903		581,602		1,345,672		1,212,353

		2,021,015		1,821,183		3,675,691		3,761,752

Generics

     Generics are generic finished dosages with therapeutic equivalence to branded formulations. An analysis of gross profit for the generics segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004
Revenues	Rs.	1,242,565	Rs.	1,043,417	Rs.	2,440,550	Rs.	1,855,706
Less:
Cost of revenues		218,132		275,972		443,323		557,742
Intersegment cost of revenues 1		119,266		141,748		198,787		217,901

		337,398		417,721		642,110		775,643

Gross profit	Rs.	905,167	Rs.	625,697	Rs.	1,798,440	Rs.	1,080,063

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at the cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

14. Segment reporting and related information (continued)

     An analysis of revenues by key products for the three months ended September 30, 2003 and 2004 and six months ended September 30, 2003 and 2004 is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004
Fluoxetine	Rs.	516,066	Rs.	361,159	Rs.	1,111,826	Rs.	546,391
Omeprazole		88,790		103,254		166,762		198,012
Tizanidine		211,988		82,748		411,969		196,409
Ciprofloxacin		5,441		53,546		9,539		99,821
Ibuprofen		51,375		54,455		78,394		111,909
Amlodipine Maleate		—		52,356		—		88,545
Others		368,905		335,899		662,060		614,619

		1,242,565		1,043,417		2,440,550		1,855,706

     Critical care and biotechnology

     Oncology pharmaceuticals and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the critical care and biotechnology segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004
Revenues	Rs.	88,984	Rs.	130,196	Rs.	171,425	Rs.	257,554
Cost of revenues		47,203		36,380		103,842		99,624

Gross profit	Rs.	41,781	Rs.	93,816	Rs.	67,583	Rs.	157,930

     Drug discovery

     The Company is involved in drug discovery through research facilities located in the United States and India. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004
Revenues		—		—		—	Rs.	235,550
Research and development expenses.	Rs.	146,149	Rs.	216,423	Rs.	270,573	Rs.	502,889

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

14. Segment reporting and related information (continued)

a) Reconciliation of segment information to entity total(continued)

	Three months ended				Three months ended
	September 30, 2003				September 30, 2004
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	1,970,361	Rs.	1,264,704	Rs.	2,314,484	Rs.	1,582,518
Active pharmaceutical ingredients and intermediates		2,021,015		699,410		1,821,183		597,896
Generics		1,242,565		905,167		1,043,417		625,697
Critical care and biotechnology		88,984		41,781		130,196		93,816
Drug discovery		—		—		—		—
Others		53,784		11,448		98,088		67,196

	Rs.	5,376,709	Rs.	2,922,510	Rs.	5,407,368	Rs.	2,967,123

	Six months ended				Six months ended
	September 30, 2003				September 30, 2004
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	3,792,375	Rs.	2,477,756	Rs.	4,296,850	Rs.	2,910,009
Active pharmaceutical ingredients and intermediates		3,675,691		1,221,536		3,761,752		1,137,299
Generics		2,440,550		1,798,440		1,855,706		1,080,063
Critical care and biotechnology		171,425		67,583		257,554		157,930
Drug discovery		—		—		235,550		235,550
Others		108,306		7,191		107,848		71,813

	Rs.	10,188,347	Rs.	5,572,506	Rs.	10,515,260	Rs.	5,592,664

b) Analysis of revenue by geography

     The Company’s business is organized into five key geographic segments. Revenues are attributed to individual geographic segments based on the location of the customer.

	Three months ended				Six months ended
	September 30,				September 30,
	2003		2004		2003		2004
India	Rs.	2,140,801	Rs.	1,990,843	Rs.	3,889,832	Rs.	3,893,446
North America		1,424,895		1,299,200		2,978,930		2,350,748
Europe		816,106		584,288		1,227,926		1,491,032
Russia and other countries of the former Soviet Union		473,383		759,069		1,009,386		1,281,168
Others		521,524		773,968		1,082,273		1,498,866

	Rs.	5,376,709	Rs.	5,407,368	Rs.	10,188,347	Rs.	10,515,260

c) Analysis of property, plant and equipment by geography

     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of September 30,
	2004		2004
India	Rs.	5,998,005	Rs.	6,473,689
North America		156,981		136,884
Russia and other countries of the former Soviet Union		36,606		35,523
Europe		132,721		134,471
Others		6,822		18,479

	Rs.	6,331,135	Rs.	6,799,046

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

15. Segment reporting and related information (continued)

d) Major customers

     Pursuant to the terms of agreements with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain active pharmaceutical ingredients for manufacturing into finished dosages by PAR and also generic formulations to PAR for further sale to customers in the United States. Under these agreements, the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amounts upon further sales made by it to the end customer. Receivables from PAR under these agreements as at March 31, 2004 and September 30, 2004 were Rs.415,857 and Rs.526,025 respectively, representing 11.1% and 12.9% respectively of the Company’s total receivables. During the three months ended September 30, 2003 and 2004 and for the six months ended September 30, 2003 and 2004, revenues under these agreements aggregated Rs.986,082, Rs.608,711, Rs.1,985,013 and Rs.1,069,938 respectively, which represents 18.3%, 11.3%, 19.5% and 10.2% respectively, of the total revenues of the Company.

OPERATING AND FINANCIAL REVIEW

Quarter ended September 30, 2004 compared to Quarter ended September 30, 2003

     The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes

     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Revenues

     Revenues increased by 0.6% to Rs.5,407.4 million in the quarter ended September 30, 2004, as compared to Rs.5,376.7 million in the quarter ended September 30, 2003, primarily due to an increase in revenues in our international formulations segment and generics segment (Europe). In the quarter ended September 30, 2004, we received 24.0% of our revenues from North America (United States and Canada), 36.8% of our revenues from India, 14.0% of our revenues from Russia and other former Soviet Union countries, 10.8% of our revenues from Europe and 14.4% of our revenues from other countries.

     Sales to North America decreased by 8.8% to Rs.1,299.2 million in the quarter ended September 30, 2004, as compared to Rs.1,424.9 million in the quarter ended September 30, 2003, primarily due to a decrease in revenues in our generics segment which was partially offset by an increase in revenues in our active pharmaceutical ingredients segment. Sales to Russia and other former Soviet Union countries increased by 60.3% to Rs.759.1 million in the quarter ended September 30, 2004, as compared to Rs.473.4 million in the quarter ended September 30, 2003. The increase was primarily due to growth in sales of certain of our major brands: Ciprolet, Omez, Ketorol and Nise. Sales to Europe decreased by 28.4% to Rs.584.3 million in the quarter ended September 30, 2004, as compared to Rs.816.1 million in the quarter ended September 30, 2003. This decrease was primarily as a result of a decrease in sales of ramipril in our active pharmaceutical ingredients and intermediates segment, which was partially offset by the increase in our generics segment. Sales in India decreased by 7.0% to Rs.1,990.8 million in the quarter ended September 30, 2004, as compared to Rs.2,140.8 million in the quarter ended September 30, 2003, primarily due to a decrease of revenues in our active pharmaceutical ingredients and formulations segment.

     Formulations. In the quarter ended September 30, 2004, we received 42.8% of our total revenues from the formulations segment, as compared to 36.6% in the quarter ended September 30, 2003. Revenues in this segment increased by 17.5% to Rs.2,314.5 million in the quarter ended September 30, 2004, as compared to Rs.1,970.4 million in the quarter ended September 30, 2003.

     Sales in India constituted 58.1% of our total formulations sales in the quarter ended September 30, 2004, as compared to 70.8% in the quarter ended September 30, 2003. Sales of formulations in India decreased by 3.6% to Rs.1,344.9 million in the quarter ended September 30, 2004, as compared to Rs.1,394.7 million in the quarter ended September 30, 2003. The decrease in sales was primarily due to a decrease in sales of Nise, our brand of nimesulide, and Omez, our brand of omeprazole, which decrease was partially offset by an increase in sales of Stamlo, our brand of amlodipine besylate, as well as increased sales from new products.

     Sales of formulations outside India increased by 68.4% to Rs.969.6 million in the quarter ended September 30, 2004, as compared to Rs.575.7 million in the quarter ended September 30, 2003. Sales of formulations in Russia accounted for 60.5% of our formulation sales outside India in the quarter ended September 30, 2004, as compared to 62.5% in the quarter ended September 30, 2003. Sales of formulations in Russia increased by 63.0% to Rs.586.9 million in the quarter ended September 30, 2004, as compared to Rs.360.1 million in the quarter ended September 30, 2003. The increase was driven by sale key brands such as Cirpolet, our brand of ciprofloxacin, Omez, our brand of omeprazole, Ketorol, our brand of ketorolac tromethamine, and Nise, our brand of nimesulide. Sales to other former Soviet Union countries increased by 43.2% to Rs.145.5 million for the quarter ended September 30, 2004 as compared to Rs.101.6 million for the quarter ended September 30, 2003, primarily driven by an increase in sales in Ukraine, Kazakhstan and Belarus.

     Active Pharmaceutical Ingredients and Intermediates. In the quarter ended September 30, 2004, we received 33.7% of our total revenues from this segment, as compared to 37.6% in the quarter ended September 30, 2003. Revenues in this segment decreased by 9.9% to Rs.1,821.2 million in the quarter ended September 30, 2004, as compared to Rs.2,021.0 million in the quarter ended September 30, 2003.

     During the quarter ended September 30, 2004, sales in India accounted for 30.4% of our revenues from this segment, as compared to 32.7% in the quarter ended September 30, 2003. Sales in India decreased by 16.2% to Rs.522.7 million in the quarter ended September 30, 2004, as compared to Rs.659.9 million in the quarter ended September 30, 2003. This decrease was primarily due to a decrease in sales volumes of ciprofloxacin hydrochloride, sparfloxacin, and losartan potassium, which were partially offset by an increase in sales of atorvastatin and gatifloxacin.

     Sales outside India decreased by 6.8% to Rs.1,268.4 million in the quarter ended September 30, 2004, as compared to Rs.1,361.1 million in the quarter ended September 30, 2003. Sales in Europe decreased by 58.7% to Rs.217.2 million in the quarter ended September 30, 2004, as compared to Rs.526.3 million in the quarter ended September 30, 2003, primarily due to a decrease in sales of ramipril. Sales of ramipril were higher for the quarter ended September 30, 2003 due to launch quantity sales. Sales in North America (United States and Canada) increased by 21.0% to Rs.522.8 million in the quarter ended September 30, 2004, as compared to Rs.432.3 million in the quarter ended September 30, 2003. Revenues in other markets increased by 31.3% to Rs.528.4 million in the quarter ended September 30, 2004, as compared to Rs.402.6 million in the quarter ended September 30, 2003.

     Generics. In the quarter ended September 30, 2004, we received 19.3% of our total revenues from this segment, as compared to 23.1% in the quarter ended September 30, 2003. Revenues decreased by 16.0% to Rs.1,043.4 million in the quarter ended September 30, 2004, as compared to Rs.1,242.6 million in the quarter ended September 30, 2003. Sales in North America (United States and Canada) decreased by 27.9% to Rs.715.4 million in the quarter ended September 30, 2004, as compared to Rs.992.6 million in the quarter ended September 30, 2003. The decrease was primarily due to a decrease in revenues from fluoxetine capsules by Rs.167.4 million and tizanidine tablets by Rs.129.2 million. Sales in Europe increased by 32.8% to Rs.324.3 million in the quarter ended September 30, 2004, as compared to Rs.244.3 million in the quarter ended September 30, 2003, primarily due to increased revenues from amlodipine maleate (launched in March 2004) and volume growth in omeprazole.

     Critical Care and Biotechnology. We received 2.4% of our total revenues from this segment in the quarter ended September 30, 2004, as compared to 1.7% in the quarter ended September 30, 2003. Revenues in this segment increased by 46.3% to Rs.130.2 million in the quarter ended September 30, 2004, as compared to Rs.89.0 million in the quarter ended September 30, 2003.

     Revenues in this segment increased primarily due to an increase in sales of our critical care division by Rs. 22.1 million, which was primarily on account of an increase in exports principally due to Irnocam (100 mg) and Mitotax (30 mg, 100 mg and 250 mg), and an increase in revenues of our biotechnology division by Rs.19.1 million, which was primarily due to an increase in sales volumes of vials of Grastim, our brand of filgrastim.

     Others. Revenues from our other businesses constituted an insignificant portion of our total revenues for the quarters ended September 30, 2004 and September 30, 2003.

Cost of revenues

     Cost of revenues decreased by Rs.14.0 million to Rs.2,440.3 million for the quarter ended September 30, 2004, as compared to Rs.2,454.2 million for the quarter ended September 30, 2003. Cost of revenues as a percentage of total revenues was 45.1% for the quarter ended September 30, 2004, as compared to 45.6% for the quarter ended September 30, 2003.

     Formulations. Cost of revenues in this segment was 31.6% of formulations revenues for the quarter ended September 30, 2004, as compared to 35.8% of formulations revenues for the quarter ended September 30, 2003. Cost of revenues increased by 3.7% to Rs.732.0 million in the quarter ended September 30, 2004, as compared to Rs.705.7 million in the quarter ended September 30, 2003. The decrease in cost of revenues as a percentage of sales was primarily on account of a favorable geographic sales mix with sales outside of India, which have higher margins, contributing 41.9% of formulations sales for the quarter ended September 30, 2004 as compared to 29.2% for the quarter ended September 30, 2003.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment increased to 67.2% of this segment’s revenues in the quarter ended September 30, 2004, as compared to 65.4% of the segment’s revenues in the quarter ended September 30, 2003. Cost of revenues decreased by 7.4% to Rs.1,223.3 million in the quarter ended September 30, 2004, as compared to Rs.1,321.6 million in the quarter ended September 30, 2003 due to a change in the overall product sales mix.

     Generics. Cost of revenues was 40.0% of this segment’s revenues in the quarter ended September 30, 2004, as compared to 27.2% in the quarter ended September 30, 2003. Cost of revenues increased by 23.8% to Rs.417.7 million in the quarter ended September 30, 2004, as compared to Rs.337.4 million in the quarter ended September 30, 2003. This increase was mainly on account of higher volumes of omeprazole and new products launched during the previous twelve months. As a percentage of revenue, cost of revenue increased due to fall in prices of fluoxetine and tizanidine on account of higher competition.

     Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment decreased to 27.9% of this segment’s revenues in the quarter ended September 30, 2004, as compared to 53.0% in the quarter ended September 30, 2003. In absolute terms the cost of revenues decreased by 22.9% to Rs.36.4 million in the quarter ended September 30, 2004, as compared to Rs.47.2 million in the quarter ended September 30, 2003. The decrease in cost of revenues as a percentage of sales was mainly due to a reduction of in-house production of paclitaxel as compared to production of the product for the quarter ended September 30, 2003.

Gross profit

     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 1.5% to Rs.2,967.1 million for the quarter ended September 30, 2004 from Rs.2,922.5 million during the quarter ended September 30, 2003. Gross margin was 54.9% in the quarter ended September 30, 2004, as compared to 54.4% in the quarter ended September 30, 2003.

     Gross margin of the formulations segment was at 68.4% in the quarter ended September 30, 2004, as compared to 64.2% in the quarter ended September 30, 2003. The gross margin for our active pharmaceutical ingredients segment decreased to 32.8% in the quarter ended September 30, 2004, as compared to 34.6% in the quarter ended September 30, 2003. The gross margin for our generics segment decreased to 60.0% in the quarter ended September 30, 2004, as compared to 72.8% in the quarter ended September 30, 2003. The gross margin for our diagnostics, critical care and biotechnology segment increased to 72.1% in the quarter ended September 30, 2004, as compared to 47.0% in the quarter ended September 30, 2003.

Selling, general and administrative expenses

     Selling, general and administrative expenditures as a percentage of total revenues were 32.0% for the quarter ended September 30, 2004 as compared to 27.4% for the quarter ended September 30, 2003. Selling, general and administrative expenses increased by 17.5% to Rs.1,729.3 million in the quarter ended September 30, 2004, as compared to Rs.1,471.5 million in the quarter ended September 30, 2003. This increase is largely due to an increase in employee costs and marketing expenses. Employee expenses increased by 27.7% to Rs.548.2 million for the quarter ended September 30, 2004 from Rs.429.5 million for the quarter ended September 30, 2003, primarily due to an increase in total manpower and senior recruitments for U.S. and Europe offices. Marketing expenses increased by 26.2% to Rs.598.9 million for the quarter ended September 30, 2004 from Rs.474.7 million for the quarter ended September 30, 2003 due to an increase in selling expenses.

Research and development expenses

     Research and development costs increased by 27.8% to Rs.626.6 million for the quarter ended September 30, 2004, as compared to Rs.490.4 million for the quarter ended September 30, 2003. The increase was primarily on account of an increase in expenditures on external clinical trials at drug discovery and increased product development activities in active pharmaceutical ingredients and intermediates segment and formulations.

Amortization expenses

     Amortization expenses decreased by 8.5% to Rs.87.4 million in the quarter ended September 30, 2004, as compared to Rs.95.5 million in the quarter ended September 30, 2003.

Foreign exchange gain/loss

     Foreign exchange loss was Rs.48.6 million for the quarter ended September 30, 2004 as compared to a gain of Rs.97.3 million for the quarter ended September 30, 2003. The loss was mainly on account of loss on forward contract activity due to depreciation of the Indian rupee as against the U.S. dollar.

Operating income

     As a result of the foregoing, our operating income decreased to Rs.475.2 million in the quarter ended September 30, 2004, as compared to Rs.962.5 million in the quarter ended September 30, 2003.

Other income, net

     For the quarter ended September 30, 2004 our other income, net of other expenses was Rs.137.1 million, as compared to Rs.169.0 million for the quarter ended September 30, 2003. Other income decreased by Rs.31.9 million primarily due to a decrease in interest income by Rs.27.3 million.

Equity in loss of affiliates

     Equity in loss of affiliates was at Rs.15.5 million for the quarter ended September 30, 2004 compared to Rs.13.1 million for the quarter ended September 30, 2003. The higher loss pick up was on account of KRRP, our equity investee in China, which is accounted under the equity investee method.

Income before income taxes

     As a result of the foregoing, income before income taxes decreased to Rs.596.5 million in the quarter ended September 30, 2004, as compared to Rs.1,118.4 million in the quarter ended September 30, 2003.

Income tax benefit/expense

     We recorded an income tax expense of Rs. 84.5 million for the quarter ended September 30, 2004, as compared to an expense of Rs.189.5 million for the quarter ended September 30, 2003 primarily on account of a decrease in profit for the quarter ended September 30, 2004 as compared to the quarter ended September 30, 2003.

Minority interest

     Minority interest was at Rs.4.7 million in the quarter ended September 30, 2004, as compared to nil in the quarter ended September 30, 2003. For the quarter ended September 30, 2004, minority interest represents our share of the loss of our minority interest in Dr. Reddy’s S.A.

Net income

     As a result of the above, our net income decreased to Rs.517.0 million in the quarter ended September 30, 2004, as compared to Rs.928.9 million in the quarter ended September 30, 2003. Net income as a percentage of total revenues decreased to 9.6% in the quarter ended September 30, 2004 from 17.3% in the quarter ended September 30, 2003.

Critical Accounting Policies

     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require a high degree of judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and their application are discussed in detail in Note 2 to the Consolidated Financial Statements as at and for the year ended March 31, 2004, included in our annual report in Form 20-F.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:

•	the useful life of property, plant and equipment;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for sales returns;

•	allowances for doubtful accounts receivable; and

•	inventory write-downs.

     We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.

     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.

     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

     We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.

     We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.

Stock Based Compensation

     We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended September 30,
	2003	2004
Dividend yield	0.5%	0.7%
Expected life	42-78 months	42-78 months
Risk free interest rates	5.2 - 6.8%	4.5 - 6.8%
Volatility	49.8-50.7%	44.5 - 50.7%

     These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

     Prior to April 1, 2003, we accounted for our plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying equity shares on the date of grant. During the first quarter of fiscal 2004, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. We have selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995.

Litigation

     We are involved in various lawsuits, claims, investigations and proceedings, including Abbreviated New Drug Application (“ANDA”) filings and other patent and commercial matters, which arise in the ordinary course of our business. However, we evaluate specific risks related to the foregoing based on current conditions and, at the balance sheet date, there are no such matters pending that we expect to be material in relation to our business.

Revenue Recognition

     Product Sales. Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.

     Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customers, generally on shipment of products.

     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at the price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all of the conditions under SAB 104 are then met. Subsequently, the marketing partners remit an additional amount to us upon sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.

     License Fees. Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received.

     Revenue from services is recognized according to the terms of the contracts when the services are performed.

Deferred Taxes

     Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is uncertain.

Functional Currency

     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.

     In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.

     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.

     In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which they operate.

Income Taxes

     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

Liquidity and Capital Resources

     We have primarily financed our operations through cash flows generated from operations and, to a lesser extent, through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

     Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

     The following table summarizes our statements of cash flows for the periods presented:

	Six Months Ended September 30,
	2003		2004		2004
	(Rs. in thousands, U.S.$ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.	1,935,749	Rs.	427,747	U.S.$	9,317
Investing activities		(1,244,587)		125,204		2,727
Financing activities		(347,818)		480,232		10,460
Effect of exchange rate changes on cash		(20,554)		125,481		2,733

Net increase / (decrease) in cash and cash equivalents	Rs.	322,790	Rs.	1,158,664	U.S.$	25,238

Cash Flow From Operating Activities

     Net cash provided by operating activities was Rs.427,747 and Rs.1,935,749 for the six months ended Sept 30, 2004 and Sept 30, 2003, respectively. Net cash provided by operating activities consisted primarily of net income and changes in working capital.

     During the six months ended Sept 30, 2004, our cash inflow decreased due to lower net income at Rs.690,449 as compared to Rs.1,720,486 for the six months ended September 30, 2003. During the six months ended September 30, 2004, our accounts receivable increased by Rs.362,589 on account of lower collections. Due to normal increases in our business requirements. inventories increased by Rs.730,640 and trade payables increased by Rs.84,542 for the six months ended September 30, 2004.

Cash Flow From Investment Activities

     Cash provided by investment activities was Rs.125,204 for the six months ended September 30, 2004, primarily due to redemption of investment securities amounting to Rs.1,514,988. Increases in cash flow were partially offset by expenditures in property, plant and equipment net of proceeds amounting to Rs.846,125 and expenditures on intangible assets amounting to Rs.489,379.

     Redemption of investment securities was primarily to meet operating requirements and was also invested as fixed deposits with banks.

Cash Flows From Financing Activities

     Net cash from financing activities for the three months ended September 30, 2004 was Rs.480,232 primarily due to short-term borrowings from banks. This was partially offset by repayment of long-term debt and dividend payout during the period.

     The following table provides a list of our principal debts outstanding as of September 30, 2004:

Debt	Principal Amount				Interest Rate
	(in thousands)
Working capital loans	Rs.	1,432,279	U.S. $	31,198	10.5%
Long term loan		34,025		741	2.0	%*

Total	Rs.	1,466,304	U.S.$	31,939

*	Loan received at a subsidized rate of interest from the Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

Trend information

     Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) Annual Report 2003, the Indian retail pharmaceutical market, valued at Rs.192 billion for the twelve-month period ending December 2003, grew by 5%. Despite dismal growth in the first half of calendar 2003 (2.9%), the market improved significantly in the second half of 2003 and registered growth of 7.1% in aggregate sales revenues. The price growth in the market has gradually declined, from 11% in 2000 to 5% in 2003. However, volume growth was mainly affected only in 2003, when it dipped to 6% from a consistent 8%-9% growth in the previous three years. Multinational companies have seen an increase in the average price of older products, whereas Indian companies continue to aggressively launch new products. A large part of the 7.1% growth in the second half of 2003 resulted from this initiative. In terms of leading therapeutic segments, industry-wide sales revenues from cardiovascular disease and diabetes products had the highest growth rates at 16% and 13%, respectively. Across segments, there has been a decrease in industry-wide formulations sales revenues, when compared to 2002. Industry-wide sales revenues from the largest formulations segments, antibiotics and gastrointestinal, had growth of 2% and 6%, respectively.

     Pursuant to an agreement with the World Trade Organization, India is making changes to its patent laws to recognize product patents starting January 1, 2005. This means that the products for which patents have been issued after 1995 will not be available for launch in India. The patent laws are also being amended to include provisions on compulsory licensing and price controls. As compared to the industry growth rate of 7.3% according to the ORG IMS Moving Annual Total for the 12 month period ending March 2004, we recorded growth of 9.9% for fiscal 2004. In fiscal 2004, we were preparing to launch several new products in the Indian market along with strengthening our focus on our key brands and therapeutic segments.

     The competitive environment in the emerging markets (outside India) is changing with most countries moving towards recognizing product patents. This has the effect of shrinking the window of opportunity in terms of new product launches. In order to compete effectively in such a challenging environment, we are focusing on our key therapeutic categories on a global basis while at the same time focusing on niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate and expand our presence in Russia and other countries of the former Soviet Union.

     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of North America and Europe.

     In North America and Europe, we do not anticipate commencing any significant sales of new products in fiscal 2005. In fiscal 2004, we commenced sales of ramipril in Europe, which contributed significantly to this segment’s revenues. In fiscal 2005, sales of ramipril may be lower as the market stabilizes following commencement of product sales and additional pressure on volume and price.

     Generics. In this segment, we are focused on the regulated markets of North America and Europe. During fiscal 2004, in the United States, our key products fluoxetine and tizanidine were subjected to competition from existing market participants and this impacted the sales of these two products, particularly in the second half of fiscal 2004. In fiscal 2005, the competitive environment for these two products may be critical to the overall segment performance. In fiscal 2005, while we anticipate the launch of new products in the United States and the United Kingdom, the success of our existing as well as new products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. During fiscal 2004, we launched three new products in the United States, namely ciprofloxacin, fluconazole and citalopram. Furthermore, we expect that we will continue to expand our product pipeline for North America as well as Europe. As of September 30, 2004, we had 34 ANDAs pending approval with the U.S. FDA, including 24 patent challenges. As of December 31, 2004, we have 39 ANDAs pending approval with the U.S. FDA, including 26 patent challenges. The launch of these products is contingent upon successful outcome of litigation related to such products.

     Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment.

     Drug Discovery. During fiscal 2004, we commenced clinical development on two additional new chemical entities (“NCEs”) in line with our strategy of stepping up investments in clinical development of NCEs and in the process enhancing the value of our NCE assets. DRF 1042 is in Phase II trials in India and we have completed Phase I trials on DRF 10945 in Canada, our first clinical trial program outside India. In February 2005, we initiated Phase I trials on RUS 3108, our drug candidate for the treatment of atherosclerosis, in Ireland. As we make progress in advancing our pipeline into development, we are building capabilities in drug development. This will help in enhancing the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic collaborations and alliances in our key focus areas.

Recent Developments

     Novo Nordisk is a world leader and a pioneer in diabetes management and also one of the largest insulin producers. Under an amended and restated agreement with Novo Nordisk dated September 12, 1999, two of our molecules were licensed to Novo Nordisk for development and conducting clinical trials.

     In February 2003, Novo Nordisk decided not to pursue further development of ragaglitazar (DRF 2725). The decision was reached after Novo Nordisk performed a renewed benefit/risk assessment of the compound, including analysis of both the clinical Phase 3 data and the tumor findings in the long-term animal studies. This compound was initially out licensed by us to Novo Nordisk in March 1997.

     As of September 2004, we had received unamortized non-refundable upfront license fees on signing of the agreement and non-refundable payments on achievement of defined milestones of Rs.52,832. On October 27, 2004, Novo Nordisk decided not to pursue further development on the second molecule, balaglitazone (DRF 2593). The decision was reached as preclinical results did not suggest a competitive advantage compound compared to similar marketed products. On October 27, 2004 Novo Nordisk announced that it had suspended clinical trials with respect to both the compounds. The accounting treatment for the upfront payments received will be evaluated during the December 2004 quarter.

     In October 2004, we signed an agreement to sell all of our equity shares in Biomed, our joint venture in Russia, to KT & T, a Russian company, for a total consideration of US$5.0 million. Under the terms of the agreement, the transfer of shares is to be completed by September 30, 2005. However, we were subsequently informed that a Moscow court has issued an order of injunction halting the transfer of shares. Based on our current assessment, we believe that this will have no material impact on our financial statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: February 23, 2005	By:	/s/ V. S. Vasudevan

Name: V. S. Vasudevan
Title: Chief Financial Officer